SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of November 2008
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    .

Summary of 2008 3Q Business Report
On November 14, 2008, Shinhan Financial Group (“SFG”) filed its 2008 3Q Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

1.	Introduction of the Group
2.	Business Results
3.	Independent Auditor
4.	Directors, Executive Officers and Employees
5.	Largest Shareholder and Market Price Information of Our Common Shares and ADRs
6.	Related Party Transactions
EX-99.1
Exhibit 99-1
Independent Accountant’s Review Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of September 30, 2008

1. Introduction of the Group
Company History in 2008
▪	March 2008 : JSC Shinhan Bank Kazakhstan, a subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

▪	April 2008 : SFG and Shinhan Bank obtain the Federal Reserve Bank’s approval to become Financial Holding Companies

▪	April 2008 : Shinhan Bank China Limited, a subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

▪	May 2008 : Shinhan AITAS, a fund administration and accounting subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

▪	June 2008 : Shinhan-KTF Mobile Card, a joint-venture company with KT Freetel, joins SFG as an indirect subsidiary

▪	August 2008 : Shinhan Private Equity Fund II joins SFG as an indirect subsidiary

▪	September 2008 : Shinhan Bank Canada joins SFG as an indirect subsidiary
Principal Subsidiaries under Korean Law as of Oct. 31, 2008
     Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card 1)	100.0%
SHC Management 1)	100.0%
Good Morning Shinhan Securities	100.0%
Shinhan Life Insurance	100.0%
Shinhan Capital	100.0%
Shinhan BNP Paribas ITMC	50.0%
Jeju Bank 2)	62.4%
SH&C Life Insurance	50.0%
Shinhan Macquarie Financial Advisory	51.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%

1)	On September 21, 2007, LG Card became a wholly owned subsidiary of Shinhan Financial Group through a small scale share swap. LG Card shares were de-listed from the Korea Exchange on October 10, 2007. Further, through a process of business transfer and assumption, Shinhan Card’s business was fully assumed by LG Card. Subsequently, LG Card changed its name to “Shinhan Card” on October 1, 2007. Former Shinhan Card has changed its name to “SHC Management” and is in the process of liquidation.

2)	Jeju Bank is currently listed on the Korea Exchange.

     Indirect subsidiaries held through direct subsidiaries
(As of Oct. 31, 2008)

		Ownership by the
Direct Subsidiaries	Indirect Subsidiaries	Parent
Shinhan Bank	Shinhan Data System	100.00%
	Shinhan Finance Ltd.(Hong Kong) 1)	100.00%
	SH Asset Management	100.00%
	Shinhan Asia Limited	100.00%
	Shinhan Bank America	100.00%
	Shinhan Bank Europe GmbH	100.00%
	Shinhan Vina Bank	50.00%
	CHB Valuemeet 2001 year 1st Securitization	50.00%
	CHB Valuemeet 2001 year 2nd Securitization	50.00%
	CHB Valuemeet 2002 year 1st Securitization	50.00%
	Shinhan Khmer Bank Limited	100.00%
	JSC Shinhan Bank Kazakhstan	100.00%
	Shinhan Bank China Limited	100.00%
	Shinhan AITAS	55.92%
	Shinhan Bank Canada	100.00%

Shinhan Card	Shinhan-KTF Mobile Card	50.00%

Good Morning Shinhan Securities	Good Morning Shinhan Securities Europe Ltd.	100.00%
	Good Morning Shinhan Securities USA Inc.	100.00%
	Good Morning Shinhan Securities Asia Ltd.	100.00%

Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st	5.00	%2)
	Shinhan Private Equity Fund II	2.17	%3)

1)	On November 1, 2006, Shinhan Finance Limited, Shinhan Financial Group’s indirect subsidiary, was transferred to a branch of Shinhan Bank. The liquidation process is currently taking place.

2)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.

3).	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund II.
Number of Shares
Number of issued and outstanding shares of the Group as of September 30, 2008

Types of Shares	Number of Shares
Common Shares	396,199,587
Redeemable Preferred Shares	47,690,251
Redeemable Convertible Preferred Shares	14,721,000

Total	458,610,838

Employee Stock Ownership Plan (ESOP)
     (1) Contribution to ESOA (Employee Stock Ownership Association)

Employee		Contribution Amount
Accounts	Contribution Date	(KRW)	Contributor	Objective
Contributed by relevant companies	March 12, 2008	29,688,000,000	Shinhan Bank	Stock Purchase
	March 21, 2008	3,129,681,195	GMSH Securites	Stock Purchase
	March 24, 2008	525,000,000	Shinhan Capital	Stock Purchase
	April 4, 2008	414,136,737	SFG	Stock Purchase
Sub-total		33,756,817,932	—	—
Contributed by employees	March 12, 2008 ~ April 21, 2008	3,295,700,000	—	—
Sub-total		3,295,700,000	—	—
Total		37,052,517,932		—
     (2) Changes in ESOA Share Ownership

		(As of September 30, 2008, Unit: shares)
		Beginning Balance			Ending Balance
	Share type	(Jan.1, 2008)	Increase	Decrease	(Sept. 30, 2008)
Association Accounts	Common Shares	1,236,075	—	1,236,075	—
Employee Accounts	Common Shares	4,336,056	1,984,191	333,222	5,987,025
Total	—	5,572,131	1,984,191	1,569,297	5,987,025
     ESOP Ownership per company

(As of September 30, 2008, Unit: shares)
Company	Number of Shares
Shinhan Financial Group	67,992
Shinhan Bank	5,573,394
Good Morning Shinhan Securities	107,608
Shinhan Capital	63,917
Shinhan Card	88,607
Shinhan Life Insurance	79,753
SH&C Life Insurance	1,351
Shinhan Credit Information	1,392
Shinhan Data System	3,011
Total	5,987,025

2. Business Results
Operation Results

	(KRW million)
	2008 3Q	2007	2006
	(Jan.1~Sept. 30)	(Jan.1~Dec.31)	(Jan.1~Dec.31)
Operating Revenue	2,064,835	2,749,536	2,003,752
Gain using the equity method of accounting	1,866,683	2,632,111	1,917,268
Interest income	96,524	117,333	79,151
Royalty	101,628	—	—
Gain on Foreign Currency Transaction	—	92	5,838
Other income	—	—	1,495
Operating Expense	329,584	375,344	182,889
Loss using the equity method of accounting	4,898	—	—
Interest Expense	283,170	326,928	129,644
Loss on Foreign Currency Transaction	—	93	5,838
Commission Expense	107	112	269
SG&A Expense	41,409	48,211	47,138
Operating Income	1,735,251	2,374,192	1,820,863
Source and Use of Funds
Source of Funds

	(KRW million)
	2008 3Q		2007		2006
	(Jan.1~Sept.30)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Stockholders’ Equity	17,995,389	70.85	15,896,140	71.4	10,376,235	76.7
Capital Stock	2,462,473	9.70	2,374,866	10.67	2,170,758	16.05
Capital Surplus	8,879,065	34.96	7,482,652	33.61	4,360,100	32.23
Capital Adjustment	-208,380	-0.82	19,669	0.09	25,520	0.19
Comprehensive Income	1,330,989	5.24	1,578,309	7.09	840,704	6.21
Retained Earnings	5,531,242	21.78	4,440,644	19.95	2,979,153	22.02
Liabilities	7,403,545	29.15	6,368,277	28.60	3,152,497	23.30
Borrowings	7,212,865	28.4	6,242,453	28.04	2,769,824	20.47
Other liabilities	190,680	0.75	125,824	0.57	382,673	2.83
Total	25,398,934	100.00	22,264,417	100.00	13,528,732	100.00

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Use of Funds
(KRW million)

	2008 3Q		2007		2006
	(Jan.1~Sept.30)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Investments on equity stock	22,910,864	90.2	20,342,185	91.37	11,646,253	86.08
Shinhan Bank	11,561,301	45.52	10,820,953	48.60	8,997,565	66.50
Shinhan Card	7,892,528	31.07	5,963,810	26.79	—	—
SHC Management	429,738	1.69	955,862	4.29	639,038	4.72
Good Morning Shinhan Securities	1,727,075	6.80	1,432,555	6.43	943,203	6.97
Shinhan Life Insurance	820,290	3.23	807,664	3.63	768,599	5.68
Shinhan Capital	327,577	1.29	220,347	0.99	170,264	1.26
Jeju Bank	80,799	0.32	73,916	0.33	66,809	0.49
Shinhan Credit Information	12,816	0.05	11,249	0.05	9,179	0.07
Shinhan Private Equity	10,343	0.04	9,864	0.04	8,987	0.07
Shinhan BNP Paribas ITMC	30,283	0.12	26,597	0.12	24,152	0.18
SH&C Life Insurance	16,625	0.07	17,821	0.08	17,322	0.13
Shinhan Macquarie FA	1,489	0.01	1,547	0.01	1,135	0.01
Loans	1,751,200	6.89	1,201,143	5.39	1,299,633	9.61
Fixed Assets	1,237	0.00	662	0.00	959	0.01
Cash Deposit in bank	680,078	2.68	557,627	2.50	422,201	3.12
Other Assets	55,555	0.22	162,800	0.73	159,686	1.18
Total	25,398,934	100	22,264,417	100	13,528,732	100

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.
Other Financial Information
Financial information for 2008 3Q contained in this section are provisional figures.
Group BIS Ratio
(KRW million)

	2008 3Q	2007
Aggregate Amount of Equity Capital (A)	19,449,457	15,945,940
Risk-Weighted Assets (B)	185,785,584	161,849,385
BIS Ratio (A/B) 1)	10.47%	9.85%

1)	In accordance with the amendments in the Financial Holding Company Guidelines of the Financial Service Commission(“FSC”), the Group BIS Ratio, rather than the Requisite Capital Ratio, is used as an index for measuring capital adequacy, beginning FY2007.

Won Liquidity Ratio
(KRW million)

	2008 3Q	2007	2006
Won Assets due within 3 months (A)	311,519	220,009	605,415
Won Liabilities due within 3 months (B)	279,688	209,888	248,661
Won Liquidity Ratio (A/B) 1)	111.38%	104.82%	243.47%

1)	Under the guidelines issued by the FSC, we, at the holding company level, are required to maintain a Won liquidity ratio of no less than 100%.
Liabilities to Equity Ratio
(KRW million)

	2008 3Q	2007	2006
Liabilities (A)	7,226,602	7,349,727	3,642,105
Equity (B)	17,725,630	17,977,801	11,361,526
Liabilities to Equity Ratio (A/B)	40.77%	40.88%	32.06%
Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
     (1) BIS Capital Adequacy Ratio (%) 1)

	2008 3Q	2007	2006
Shinhan Bank 2)	11.90	12.09	12.01
Jeju Bank	10.46	11.32	11.26

1)	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSC for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

2)	2006 and 2007 ratios for Shinhan Bank are based on Basel I. Basel II FIRB Approach was applied in calculating BIS for 2008 3Q.
     (2) Adjusted Equity Capital Ratio (%)

	2008 3Q	2007	2006
Shinhan Card	23.39	25.31	34.25

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSC for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%. 2006 figure is that of former LG Card.
     (3) Net Capital Ratio (%)

	Sept.30 2008	Mar.31 2008	Mar.31 2007
Good Morning Shinhan Securities	524.50	699.80	451.69

*	Net Capital Ratio is computed in accordance with the guidelines issued by the FSC for securities brokerage businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.

     (4) Solvency Margin Ratio (%)

	Sept.30 2008	Mar.31 2008	Mar.31 2007
Shinhan Life Insurance	204.64	222.74	224.70

*	Under the guidelines issued by the FSC, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%.
Non- Performing Loans of Certain Subsidiaries 1)
     (1) Non- Performing Loans
(KRW million)

	Sept.30, 2008		Dec.31, 2007		Dec.31, 2006
	Balance of NPL	NPL to total Loans (%)	Balance of NPL	NPL to total Loans (%)	Balance of NPL	NPL to total Loans (%)
Shinhan Bank	1,112,196	0.73	848,846	0.63	729,655	0.62
Jeju Bank	11,074	0.51	11,952	0.60	13,120	0.74
Shinhan Card 2)	395,513	3.04	448,866	3.71	493,236	6.05

	Sept. 30, 2008		Mar. 31, 2008		Mar. 31, 2007
	Balance of NPL	NPL to total Loans (%)	Balance of NPL	NPL to total Loans (%)	Balance of NPL	NPL to total Loans (%)
GMSH Securities 2)	59,841	5.11	27,738	2.35	25,888	2.54

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the FSC.

2)	Under the guidelines of the FSC, every securities brokerage company and credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Good Morning Shinhan Securities, and Shinhan Card includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

2006 figure for Shinhan Card is that of former LG Card.
     (2) Loan Loss Allowances & Write-offs for the period
(KRW million)

			Jan. 1, 2008~	Jan. 1, 2007~	Jan. 1, 2006~
			Sept. 30, 2008	Dec. 31, 2007	Dec. 31, 2006
Shinhan Bank	Loan Loss	Domestic	2,579,196	2,317,075	1,911,843
	Allowance	Overseas	80,204	76,175	59,758
		Total	2,659,400	2,393,250	1,971,601
	Write-offs		256,308	186,316	160,636
Jeju Bank	Loan Loss	Domestic	28,930	31,849	26,313
	Allowance	Overseas	—	—	—
		Total	28,930	31,849	26,313
	Write-offs		6,955	7,188	8,325
Shinhan Card 1)	Loan Loss	Domestic	829,153	947,737	1,031,823
	Allowance	Overseas	—	—	—
		Total	829,153	947,737	1,031,823
	Write-offs		437,129	430,535	535,622

1)	2006 figure for Shinhan Card is that of former LG Card.

			Apr. 1, 2008~	Apr. 1, 2007~	Apr. 1, 2006~
			Sept 30, 2008	Mar. 31, 2008	Mar. 31, 2007
GMSH	Loan Loss	Domestic	56,326	33,005	30,776
Securities	Allowance	Overseas	—	—	—
		Total	56,326	33,005	30,776
	Write-offs		481	983	1,117
3. Independent Auditor
Audit Opinion for the last 3 years

	2008 3Q	FY 2007	FY 2006
Audit Opinion	—	Unqualified	Unqualified

*	Financial Statements for 3Q 2008 was reviewed by the independent auditor, but not audited.
Compensation to the Independent Auditor for Audit and Review Services
     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

Year	Auditor	Payment (KRW mil.)	Details	Working hours
2008 3Q	KPMG Samjong Accounting Corp.	355 (annual)	Review/Audit of Financial Statements	3,170 hours

2007	KPMG Samjong Accounting Corp.	341	Review/Audit of Financial Statements	4,599 hours
	KPMG Samjong Accounting Corp.	399	Review of Financial Statements related to accounting treatment of LG Card acquisition	2,755 hours

2006	KPMG Samjong Accounting Corp.	304	Review/Audit of Financial Statements	3,352 hours

4. Directors, Executive Officers and Employees
Directors and Executive Officers
1) Executive Directors

Name	Date of Birth	Position	Service Term
Eung Chan Ra	Nov. 25, 1938	Chairman of BOD Board Steering Committee Chair	3 years starting from March 20, 2007

In Ho Lee	Nov. 2, 1943	President & CEO	2 years starting from March 20, 2007
2) Non-Executive Directors
     Currently, 13 non-executive directors are in office, 12 of which outside directors, nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 19, 2008.
     Our non-executive directors are as follows:

Outside
Name	Date of Birth	Director	Sub-Committees	Service Term
Sang Hoon Shin	Jul. 1, 1948	X	—	3 years starting from March 19, 2008

Pyung Joo Kim	Feb. 06, 1939	O	Risk Management Committee Chair Board Steering Committee member Compensation Committee member	1 year starting from March 19, 2008

Si Jong Kim	Aug. 16, 1937	O	—	1 year starting from March 19, 2008

Young Woo Kim	May 1, 1952	O	Audit Committee member	1 year starting from March 19, 2008

Shee Yul Ryoo	Sept. 5, 1938	O	Board Steering Committee member Compensation Committee Chair	1 year starting from March 19, 2008

Byung Hun Park	Sept. 10, 1928	O	Board Steering Committee member	1 year starting from March 19, 2008

Yong Woong Yang	Aug. 4, 1948	O	—	1 year starting from March 19, 2008

Sung Bin Chun	Jan. 21, 1953	O	Audit Committee Chair Compensation Committee member	1 year starting from March 19, 2008

Haeng Nam Chung	Mar. 15, 1941	O	—	1 year starting from March 19, 2008

Young Hoon Choi	Nov. 8, 1928	O	—	1 year starting from March 19, 2008

Philippe Reynieix	Jun. 24, 1949	O	Risk Management Committee member	1 year starting from March 19, 2008

Bong Youn Cho	Mar. 9, 1949	O	Compensation Committee member Risk Management Committee member Audit Committee member	1 year starting from March 19, 2008

Young Sup Huh	Oct. 9, 1941	O	Board Steering Committee member Compensation Committee member Audit Committee member	1 year starting from March 19, 2008
     For personal profiles of the outside directors, please refer to our Form 6-K filed on February 15, 2008.
     Chair of the Board Steering Committee and Compensation Committee will be elected in the near future.

3) Executive Officers
In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	In charge of
Baek Soon Lee	Oct. 8, 1952	Deputy President	— Synergy Management Team — Information & Technology Planning Team — Risk Management Team — Audit & Compliance Team

Buhmsoo Choi	Aug. 8, 1956	Deputy President and Chief Financial Officer	— Finance Management Team — Investor Relations Team — Strategic Planning Team — Global Business Strategy Team

Sung Ho Wi	Jun. 12, 1958	Deputy President	— General Affairs Team — Business Management Team — Public Relations Team
Stock Options (as of November 6 , 2008)

	No. of	No. of Exercised	No. of Cancelled	No. of Exercisable
	Granted Options	Options	Options	Options
	(A)	(B)	(C)	(D = A - B - C)	Exercise Price
Granted in 2002	864,576	864,576	—	—	18,910
Granted in 2003	1,020,416	822,463	11,600	186,353	11,800
Granted in 2004	1,258,923	906,100	15,200	337,623	21,595
Granted in 2005	2,620,331	383,573	251,300	1,985,458	28,006
Granted in 2006	3,296,200	—	478,800	2,817,400	38,829
Granted in 2007	1,301,050	—	131,000	1,170,050	54,560
Granted in 2008	808,700	—	7,500	801,200	49,053
	11,170,196	2,976,712	895,400	7,298,084	—

Note)	The weighted-average exercise price of outstanding exercisable options as of November 6, 2008 is KRW 38,042.
Employees

			(As of Sept. 30, 2008)
			Total Salaries and wages
			paid for the first 9 months	Average Payment
			of 2008	per person
	Number of Employees	Average length of Service	(KRW million)	(KRW million)
Male	85	2 yrs 1 mths	6,200	73

Female	13	4 yrs 5 mths	456	35

Total	98	3 yrs 3 mths	6,656	68

Directors and Officers Liability Insurance (for SFG and subsidiaries)

Name of Insurance	Insurance Premium	Insured Amount	Insurance Period
Directors and Officers	KRW 496 mil.	Up to KRW 50 bil.	April 1, 2008~
Liability Insurance	(annual)		April 1, 2009

*	Of the total insurance premium (KRW 496 mil.), KRW 121 mil. was paid by SFG, and the remaining amount, by its subsidiaries
5. Largest Shareholder and Market Price Information of our Common Shares and ADRs
Largest Shareholder of Shinhan Financial Group as of Sept. 30, 2008

Name	No. of Common Shares owned	Ownership%
BNP Paribas Group	33,682,104	8.50
Common Share Traded on the Korea Exchange

		(KRW, number of shares)
		Apr. 2008	May 2008	Jun. 2008	Jul. 2008	Aug 2008	Sept. 2008
Price per share	High	57,900	58,900	51,300	47,400	50,300	50,100
	Low	53,100	49,300	41,500	41,500	46,050	41,900
Trading Volume		35,766,669	41,348,852	84,932,657	43,908,185	28,535,556	56,905,055
American Depositary Shares traded on the New York Stock Exchange

		(USD, number of shares)
		Apr. 2008	May 2008	Jun. 2008	Jul. 2008	Aug 2008	Sept. 2008
Price per share	High	116.47	118.35	99.04	96.03	98.07	91.40
	Low	108.60	94.29	86.79	83.26	88.26	68.47
Trading Volume		1,020,729	1,103,566	1,242,979	1,427,883	1,177,288	2,204,707

*	1 ADR = 2 Common Shares

6. Related Party Transactions
Loans to Subsidiaries

		Origination	Maturity	Funding	Lending	Beginning
Subsidiary	Loan Type	Date	Date	Rate	Rate	Balance	Increase	Decrease	Ending Balance
Shinhan Card	Loan in KRW	2003-04-23	2009-04-23	5.47%	6.28%	1,000	—	—	1,000
Shinhan Capital	Loan in KRW	2003-06-24	2008-06-24	5.69%	5.95%	300	—	300	—
Shinhan Capital	Loan in KRW	2003-07-24	2008-07-24	5.87%	6.13%	200	—	200	—
Shinhan Capital	Loan in KRW	2004-03-24	2009-03-24	5.11%	5.93%	200	—	—	200
Shinhan Capital	Loan in KRW	2004-06-25	2009-06-25	4.93%	5.22%	500	—	—	500
Shinhan Capital	Loan in KRW	2005-01-31	2008-01-31	4.21%	4.58%	300	—	300	—
GMSH Securities	Loan in KRW	2005-01-31	2010-07-31	4.59%	5.25%	700	—	—	700
Shinhan Card	Loan in KRW	2005-03-18	2008-03-18	4.23%	4.54%	500	—	500	—
Shinhan Capital	Loan in KRW	2005-05-09	2008-05-09	3.99%	4.33%	500	—	500	—
Shinhan Capital	Loan in KRW	2005-12-16	2008-12-16	5.34%	5.67%	400	—	—	400
Shinhan Card	Loan in KRW	2006-01-24	2009-01-24	5.24%	5.41%	500	—	—	500
Shinhan Capital	Loan in KRW	2006-01-24	2009-01-24	5.24%	5.41%	500	—	—	500
Shinhan Card	Loan in KRW	2006-02-27	2009-02-27	5.07%	5.23%	1,000	—	700	300
Shinhan Capital	Loan in KRW	2006-02-27	2009-02-27	5.07%	5.23%	—	700	—	700
Shinhan Capital	Loan in KRW	2006-04-24	2009-04-24	5.09%	5.22%	1,000	—	—	1,000
GMSH Securities	Loan in KRW	2006-07-31	2012-01-31	5.16%	5.64%	1,000	—	—	1,000
Shinhan Capital	Loan in KRW	2006-09-26	2011-09-26	4.91%	4.99%	500	—	—	500
Shinhan Capital	Loan in KRW	2007-03-23	2012-03-23	5.28%	5.48%	500	—	—	500
Shinhan Capital	Loan in KRW	2007-04-13	2010-04-13	5.24%	5.38%	500	—	—	500
Shinhan Capital	Loan in KRW	2007-06-08	2012-06-08	5.54%	5.95%	500	—	—	500
Shinhan Capital	Loan in KRW	2007-09-27	2010-09-27	5.91%	6.05%	1,000	—	—	1,000
Shinhan Capital	Loan in KRW	2007-11-27	2010-11-27	6.24%	6.37%	500	—	—	500
Shinhan Card	Loan in KRW	2007-11-27	2012-11-27	6.33%	6.41%	1,000	—	—	1,000
Shinhan Capital	Loan in KRW	2007-12-18	2010-12-18	6.69%	6.83%	500	—	—	500
Shinhan Card	Loan in KRW	2007-12-18	2012-12-18	6.78%	6.86%	500	—	—	500
Shinhan PE	Loan in KRW	2007-06-28	2008-06-27	5.31%	5.51%	50	—	50	—
Shinhan Card	Loan in KRW	2008-01-23	2011-01-23	6.46%	6.60%	—	1,000	—	1,000
Shinhan Capital	Loan in KRW	2008-01-23	2011-01-23	6.46%	6.60%	—	500	—	500
Shinhan Capital	Loan in KRW	2008-01-23	2013-01-23	6.51%	6.60%	—	500	—	500
Shinhan Card	Loan in KRW	2008-02-21	2011-02-21	5.51%	5.66%	—	1,500	—	1,500
Shinhan Card	Loan in KRW	2008-03-12	2011-03-12	5.71%	5.84%	—	2,000	—	2,000
Shinhan Capital	Loan in KRW	2008-03-12	2011-03-12	5.71%	5.84%	—	500	—	500
Shinhan Card	Loan in KRW	2008-06-27	2011-06-27	6.41%	6.53%	—	2,000	—	2,000
Shinhan Card	Loan in KRW	2008-07-31	2011-07-31	6.76%	6.90%	—	1,000	—	1,000
Shinhan Capital	Loan in KRW	2008-07-31	2011-07-31	6.76%	6.90%	—	500	—	500
Shinhan PE	Loan in KRW	2008-06-27	2009-06-26	5.98%	6.18%	—	50	—	50
Shinhan PE	Loan in KRW	2008-08-13	2009-08-13	6.65%	6.85%	—	50	—	50
Total						14,150	10,300	2,550	21,900

Exhibit 99-1 Independent Accountant’s Review Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of September 30, 2008

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By /s/ Buhmsoo Choi
Name:	Buhmsoo Choi
Title:	Chief Financial Officer

Date : November 14, 2008